February 1, 2007

Mail Stop 4561

Mr. Zhen Wang
Chief Financial Officer
Along Mobile Technologies, Inc.
No. 88, 9th Floor, Western Part of the 2nd South Ring Road
Xi'an City, Shaanxi Province, PRC

>   RE: **Along Mobile Technologies, Inc.**
>   **Form 10-KT for the period ended December 31, 2005**
>   **Filed July 11, 2006**
>   **File No. 0-12423**

Dear Mr. Wang:

We have completed our review of your Form 10-KT and related filings and do not, at this time, have any further comments.

>   Sincerely,

>   Daniel L. Gordon
>   Branch Chief